SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           COMMODORE HOLDINGS LIMITED
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)


                BERMUDA                                           N/A
         -----------------------                          ---------------------
         (State of Incorporation                            (I.R.S. Employer
            or Organization)                               Indentification No.)


        4000 HOLLYWOOD BOULEVARD
               SUITE 385
           HOLLYWOOD, FLORIDA                                    33021
----------------------------------------                       ----------
(Address of principal executive offices)                       (Zip Code)


         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.[ ]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.[ ]

         Securities to be registered pursuant to Section 12(b) of the Act:

    TITLE OF EACH CLASS                   NAME OF EACH EXCHANGE ON WHICH
    TO BE SO REGISTERED                   EACH CLASS IS TO BE REGISTERED
    -------------------                   ------------------------------
           None                                        N/A

         Securities to be registered pursuant to Section 12(g) of the Act:

                  Rights to Purchase one share of Common Stock
                                 Par value $.01


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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

                  On September 29, 1998, the Board of Directors of Commodore Holdings Limited (the "Company") declared a distribution of one right (a "Right") for each outstanding share of Common Stock, $.01 par value (the "Common Stock"), of the Company. The description and terms of the Rights are set forth in the Rights Agreement (the "Rights Agreement") by and between the Company and American Stock Transfer and Trust Company (the "Rights Agent"). The following description does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is attached as an exhibit and incorporated by reference.

                  The Rights will be distributed to the Company's record holders of Common Stock as of November 2, 1998 (the "Record Date"). In addition, one Right will attach to each share of Common Stock issued between the Record Date and the earlier of the Distribution Date (as hereinafter defined), the date the Company redeems all the Rights or November 2, 2008, the expiration date of the Rights (the "Final Expiration Date"). Each Right entitles the holder to purchase one share of Common Stock for the exercise price of $28.34 (the "Exercise Price"), subject to adjustment as described below. As of the date hereof, no rights were outstanding.

                  Initially, the Rights will not be exercisable and will trade with the Common Stock. The Rights will detach from the Common Stock and become exercisable upon the earliest of (the "Distribution Date") (i) the tenth day after a public announcement that a person or group of affiliated or associated persons, with certain exceptions as noted in the Rights Agreement, acquires beneficial ownership of 15% or more of the Company's voting stock (an "Acquiring Person") or (ii) the tenth business day (or such later date as may be determined by the Board of Directors, and the Continuing Directors (as defined in the Rights Agreement) prior to such time as any person or group of affiliated persons becomes an Acquiring Person) after the commencement or announcement of an intention to commence a tender or exchange offer the consummation of which would result in the ownership of 30% or more of the Company's voting stock (even if no shares are actually purchased pursuant to such offer).

                  An Acquiring Person does not include (i) an Exempt Person (as hereinafter defined) or (ii) any person, together with all affiliates and associates of such person who or which would be an Acquiring Person solely by reason of (A) being the beneficial owner of shares of voting stock of the Company, the beneficial ownership of which was acquired by such person pursuant to any action, transaction or series of related actions or transactions approved by the Board of Directors before such person otherwise became an Acquiring Person or (B) a reduction in the number of issued and outstanding shares of voting stock of the Company pursuant to a transaction or series of related transactions approved by the Board of Directors of the Company; provided, however, that in the event such person described in clause (ii) does not become an Acquiring Person by reason of subclause (A) or (B) of this clause (ii), such person nonetheless shall become an Acquiring Person in the event such person thereafter acquires beneficial ownership of an additional 1% of the voting stock of the Company, unless the acquisition of such additional voting stock would not result in such person becoming an Acquiring Person by reason of subclause (A) or
(B) of this clause (ii).

                  An Exempt Person shall mean (i) the Company, (ii) any subsidiary of the Company, (iii) any employee benefit plan or employee stock plan of the Company or any subsidiary of the


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Company, or any trust or other entity organized to hold Common Stock for or pursuant to any such plan or (iv) any person who as of November 1, 1997, together with all affiliates and associates of such person, was the beneficial owner of 15% or more of the voting stock of the Company outstanding as of such date; provided, however, that such person generally will become an Acquiring Person if such person acquires beneficial ownership of an additional 5% or more of the Company's voting stock.

                  Until the Distribution Date: the Rights will be evidenced by the certificates of Common Stock registered in the name of the holder of Common Stock, Common Stock issued after the Record Date will be issued with a legend outlining the terms of the Rights Agreement, and the surrender for transfer of any certificate of Common Stock shall constitute a surrender of any Rights associated with the Common Stock evidenced by the certificates.

                  In the event that, at any time after the Distribution Date,
(i) the Company consolidates with, or merges with and into, any other person or persons and the Company is not the surviving or continuing corporation of such consolidation or merger, or (ii) any person consolidates with or merges with and into the Company, and the Company is the surviving or continuing corporation, and in connection with such consolidation or merger, all or part of the outstanding shares of Common Stock are changed into or exchanged for stock or other securities of any other person or of the Company or cash or any other property, or (iii) the Company or one or more of its subsidiaries sells or otherwise transfers to any person or any affiliate or associate of such person, assets or earning power aggregating more than 50% of the assets or earning power of the Company and its subsidiaries, each holder of a Right shall thereafter have the right to receive, upon exercise and payment of the Exercise Price, common stock of the acquiring company based on the fair market value of such stock on the date of the consolidation or merger, equal to twice the value of the Exercise Price. The acquiring company shall thereafter be liable for and assume all of the obligations and duties of the Company pursuant to the Rights Agreement. Any Rights that are beneficially owned by (i) an Acquiring Person or any affiliate or associate of such Acquiring Person, or (ii) a transferee of such Acquiring Person, shall be void without any further action. In addition, unless the Rights are earlier redeemed, if a person or group becomes an Acquiring Person, the Rights Agreement provides each holder of record of a Right, other than the Acquiring Person (whose rights will thereupon become null and void), with the right to receive upon payment of the Exercise Price that number of shares of the Company's Common Stock having a market value at the time of the transaction equal to two times the Exercise Price.

                  As soon as practicable after the Distribution Date, the Company will mail to each record holder of Common Stock as of the close of business on the Distribution Date a Rights certificate (a "Rights Certificate") evidencing one Right for each share of Common Stock held. As of and after the Distribution Date, the Rights shall be evidenced solely by the Rights Certificates and may be transferred, subject to the terms of the Rights Agreement, separate and apart from the Common Stock.

                  The Company may temporarily suspend, for no more than ninety
(90) days, the issuance of Common Stock upon the exercise of the Rights in order to prepare and file a registration statement as required by the Securities Act of 1933, as amended, with respect to the Common Stock to be issued upon exercise of the Rights and to permit such registration statement to become effective.

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

                  The Rights may be redeemed in whole, but not in part, by a vote of the majority of the Board of Directors, at any time prior to the earlier of (i) the tenth day following the time that a person has become an Acquiring Person (subject to extension by the Company in certain instances) (the "Stock Acquisition Date"), or (ii) the Final Expiration Date, at a redemption price of $.01 per Right, subject to any adjustments necessary to reflect any stock split, combination or reclassification involving the Common Stock or any stock dividend occurring after the date of adoption of the Rights Agreement (the "Redemption Price"). The Company may redeem the Rights after any person becomes an Acquiring Person only if at the time of the action of the Board of Directors there are then in office not less than two Continuing Directors (as defined in the Rights Agreement) and the redemption is approved by a majority of the Continuing Directors then in office. Effective immediately upon action of the Board of Directors, the right to exercise the Rights will terminate and the holder of a Right will only be entitled to receive the Redemption Price. Notwithstanding the foregoing, following the Stock Acquisition Date and the expiration of the term of redemption, the Company may reinstate its right of redemption by a majority vote of the Continuing Directors if (a) an Acquiring Person transfers or otherwise disposes of such number of shares of Common Stock the occurrence of which makes such person the beneficial owner of 10% or less of the Company's Common Stock, and (b) there are no other persons immediately following the occurrence of the event described in (a) above, who are Acquiring Persons.

                  The Company will not be required to issue fractional Rights or to distribute Rights Certificates which evidence fractional Rights. If the Company determines not to issue fractional Rights, the holders of record of Rights Certificates will be paid an amount in cash equal to the same fraction of the fair market value of a whole Right. The Company will not be required to issue fractional shares of Common Stock upon exercise of the Rights or to distribute certificates evidencing fractional shares. In lieu of issuing fractional shares of Common Stock, the Company, at its election, may issue depositary receipts evidencing fractions of shares or may pay the holder of record of the Right Certificate an amount in cash equal to same fraction of the fair market value of a share of Common Stock.

                  The Company may, so long as the Rights are redeemable, supplement or amend the Rights Agreement without the approval of the holders of the Rights. Once the Rights are not redeemable, the Company may supplement or amend the Rights Agreement only to (i) cure any ambiguities, (ii) correct or supplement any defective or inconsistent provisions, and (iii) change any provisions in any manner the Company sees fit, provided that such changes will not materially adversely affect the interest of the holders of the Rights Certificates. No amendments or supplements can be made to change the Redemption Price or the Final Expiration Date. At any time after any person becomes an Acquiring Person, any supplement or amendment must be approved by a majority of the Board of Directors and a majority of the Continuing Directors, and there must then be not less than two Continuing Directors in office at the time the action is taken.

                  The holder of a Rights Certificate will not be entitled to vote, receive dividends or be deemed for any purpose to be the holder of Common Stock or any other securities which may at any time be issuable upon exercise of the Rights.

         The Rights Agreement dated September 29, 1998 between the Company and the Rights Agent specifying the terms of the Rights is attached hereto as an exhibit.

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

         The Company is a Bermuda corporation. The Company has obtained approval from the Bermuda Monetary Authority such that neither Bermuda law nor the constituent documents of the Company impose any limitations on the rights of non-Bermuda residents to own the Rights or vote the Company's Common Stock. Bermuda does not impose a dividend withholding tax, a capital gains tax, or other type of income tax on United States holders of a Bermuda Company's securities. Therefore, dividends received on the Company's Common Stock by United States holders will not be subject to any Bermuda dividend withholding tax, and gains on sales of the Company's Common Stock by United States holders will not be subject to Bermuda capital gains tax. The United States and Bermuda are not parties to any treaties regarding withholding of taxes.

ITEM 2. EXHIBITS

Exhibit 1 - Rights Agreement, dated as of September 29, 1998, between
            Commodore Holding Limited and American Stock Transfer and Trust Company.

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

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 19, 1998                   COMMODORE HOLDINGS LIMITED



                                          By: /S/ JEFFREY I. BINDER
                                             ----------------------------------
                                             Jeffrey I. Binder
                                             Chairman of the Board

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



                                 EXHIBIT INDEX


EXHIBIT                                DESCRIPTION
-------                                -----------

   1. Rights Agreement, dated as of September 29, 1998 between Commodore Holdings Limited and American Stock Transfer and Trust Company, as Rights Agent.